Filed Pursuant to Rule 424(b)(5)
Registration No. 333-255699
AMENDMENT NO. 1 DATED DECEMBER 12, 2022
TO PROSPECTUS SUPPLEMENT DATED MAY 26, 2022
(To Prospectus dated May 18, 2022)
Up to $238,795,982
Common Stock
This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated May 26, 2022. This Amendment should be read in conjunction with the prospectus supplement and our prospectus dated May 18, 2022, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the prospectus supplement or prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the prospectus supplement, the prospectus, and any future amendments or supplements thereto.
We previously entered into an open market sale agreement (the sale agreement) with Jefferies LLC (Jefferies) relating to shares of our common stock, $0.0001 par value per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sale agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to a dollar amount of common stock specified in a prospectus. Prior to this Amendment, we previously sold $169,204,018 of our shares of common stock. We are filing this Amendment to specify that we are now offering an additional $238,795,982 of shares in this offering for an aggregate of $408,000,000 under the sale agreement.
Our common stock is listed on The Nasdaq Global Select Market under the symbol “IBRX.” The last reported sale price of our common stock on The Nasdaq Global Select Market on December 9, 2022 was $6.15 per share.
Sales, if any, of shares of our common stock under the sale agreement may be made by any method permitted by law. Jefferies is not required to sell any specific amount of securities, but will act as our sales agent using commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Global Select Market, on mutually agreed terms between Jefferies and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
Jefferies will be entitled to compensation at a commission rate of up to 3.0% of the gross proceeds of any shares of common stock sold under the sale agreement. In connection with the sale of the common stock on our behalf, Jefferies may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the Securities Act) and the compensation of Jefferies may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act or the Exchange Act. See the section titled “Plan of Distribution” on page S-21 of this prospectus supplement.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement, page 6 of the accompanying prospectus and in the reports we file with the Securities and Exchange Commission (the SEC) pursuant to the Exchange Act, incorporated by reference into this prospectus supplement, to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
Jefferies
Prospectus Supplement dated December 12, 2022.